Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

POLL RESULTS OF 2021 ANNUAL GENERAL

MEETING

The board (the “Board”) of directors (the “Directors”) of China Southern Airlines Company Limited (the “Company”) and all of its members confirm that this announcement does not contain any misrepresentation, misleading statement or material omission, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the contents of this announcement.

POLL RESULTS OF AGM

The annual general meeting for the year 2021 of the Company (the “AGM”) was held at 9:30 a.m. on Thursday, 30 June 2022 at No. 3301 Conference Room, 33rd Floor, China Southern Airlines Building, No. 68 Qixin Road, Bai Yun District, Guangzhou, Guangdong Province, the PRC. The AGM was convened by the Board and was chaired and presided over by Mr. Ma Xu Lun, the Chairman of the Company. Save for independent non-executive Director Mr. Yan Andrew Y who did not attend the AGM due to other business arrangement, other Directors and all supervisors of the Company attended the AGM. Some members of the senior management of the Company also attended the AGM. None of the resolutions proposed at the AGM were being vetoed or amended.

The total number of shares of the Company (the “Shares”) entitling the holders to attend and vote for or against the resolutions proposed at the AGM was 16,948,462,536 Shares. 35 shareholders of the Company (the “Shareholders”) and authorized proxies holding an aggregate of 12,030,306,983 Shares carrying voting rights, representing approximately 70.98% of the total number of voting Shares of the Company, were present at the AGM.

Number of Shareholders and authorized proxies attended the AGM	35
Of which: number of A Shareholders	32
number of H Shareholders	3
Total number of voting Shares held (Shares)	12,030,306,983
Of which: total number of Shares held by A Shareholders	9,275,931,162
total number of Shares held by H Shareholders	2,754,375,821
Percentage of the total number of voting Shares of the Company (%)	70.98
Of which: percentage of total number of Shares held by A Shareholders (%)	54.73
percentage of total number of Shares held by H Shareholders (%)	16.25

No Shareholder was required to abstain from voting on the resolutions at the AGM pursuant to The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”). There were no Shareholders who were entitled to attend but were required to abstain from voting in favor of the resolutions at the AGM pursuant to Rule 13.40 of the Listing Rules.

All resolutions as set out in the notice of the AGM were duly passed and the poll results are as follows:

Ordinary Resolutions

1.	Resolution: The Report of the Directors of the Company for the year 2021

Result: Passed

Details:

	For		Against		Abstain
Types	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	9,275,584,262	99.9962	189,600	0.0020	157,300	0.0018
H Shares	2,742,691,370	99.5757	483,901	0.0175	11,200,550	0.4068
Total	12,018,275,632	99.8999	673,501	0.0055	11,357,850	0.0946

2.	Resolution: The Report of the Supervisory Committee of the Company for the year 2021

Result: Passed

Details:

	For		Against		Abstain
Types	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	9,275,584,262	99.9962	189,600	0.0020	157,300	0.0018
H Shares	2,742,688,471	99.5756	481,700	0.0174	11,205,650	0.4070
Total	12,018,272,733	99.8999	671,300	0.0055	11,362,950	0.0946

3.	Resolution: The audited consolidated financial statements of the Company for the year 2021

Result: Passed

Details:

	For		Against		Abstain
Types	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	9,275,221,662	99.9923	552,200	0.0059	157,300	0.0018
H Shares	2,740,000,279	99.4780	3,174,992	0.1152	11,200,550	0.4068
Total	12,015,221,941	99.8746	3,727,192	0.0309	11,357,850	0.0945

4.	Resolution: The profit distribution proposal of the Company for the year 2021

Result: Passed

Details:

	For		Against		Abstain
Types	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	9,275,931,162	100.0000	0	0.0000	0	0.0000
H Shares	2,744,664,721	99.6474	102,400	0.0037	9,608,700	0.3489
Total	12,020,595,883	99.9192	102,400	0.0008	9,608,700	0.0800

5.	Resolution: The appointment of external auditor for the year 2022

Result: Passed

Details:

	For		Against		Abstain
Types	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	9,275,931,162	100.0000	0	0.0000	0	0.0000
H Shares	2,744,664,171	99.6474	95,000	0.0034	9,616,650	0.3492
Total	12,020,595,333	99.9192	95,000	0.0007	9,616,650	0.0801

Special Resolutions

6.	Resolution: To authorise the board of directors to issue shares under the general mandate

Result: Passed

Details:

	For		Against		Abstain
Types	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	9,209,032,909	99.2787	66,898,153	0.7212	100	0.0001
H Shares	2,438,088,514	88.5169	306,592,107	11.1310	9,695,200	0.3521
Total	11,647,121,423	96.8148	373,490,260	3.1045	9,695,300	0.0807

7.	Resolution: To authorise the board of directors to issue the debt financing instruments under the general mandate

Result: Passed

Details:

	For		Against		Abstain
Types	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	9,242,066,547	99.6349	33,864,615	0.3651	0	0.0000
H Shares	2,493,196,323	90.5176	251,562,998	9.1332	9,616,500	0.3492
Total	11,735,262,870	97.5474	285,427,613	2.3725	9,616,500	0.0801

Ordinary Resolutions

8.	Resolution: The provision of guarantees by Xiamen Airlines Company Limited to its subsidiaries

Result: Passed

Details:

	For		Against		Abstain
Types	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	9,191,303,384	99.0876	84,627,778	0.9124	0	0.0000
H Shares	2,436,992,615	88.4771	307,697,156	11.1712	9,686,050	0.3517
Total	11,628,295,999	96.6583	392,324,934	3.2611	9,686,050	0.0806

9.	Resolution: The Report on Use of Proceeds from Previous Fund Raising Activities

Result: Passed

Details:

	For		Against		Abstain
Types	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	9,275,931,162	100.0000	0	0.0000	0	0.0000
H Shares	2,744,605,321	99.6452	142,300	0.0051	9,628,200	0.3497
Total	12,020,536,483	99.9187	142,300	0.0011	9,628,200	0.0802

Additional Special Resolution

10.	Resolution: The extension of the scope of business and the amendment to the Articles of Association of the Company

Result: Passed

Details:

	For		Against		Abstain
Types	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	9,275,931,062	99.9999	0	0.0000	100	0.0001
H Shares	2,665,823,571	96.7850	0	0.0000	88,552,250	3.2150
Total	11,941,754,633	99.2639	0	0.0000	88,552,350	0.7361

More than 50% of the total valid voting rights held by attending Shareholders and authorised proxies were cast in favour of resolutions No. 1 to No. 5 and No. 8 to No 9 at the AGM. More than 2/3 of the total valid voting rights held by attending Shareholders and authorised proxies were cast in favour of resolutions No. 6 to No. 7 and No. 10 at the AGM.

According to the requirements of the Listing Rules, KPMG was appointed as the scrutineer in respect of votings at the AGM. (Note)

Lv Hui and Huang Liang, PRC lawyers from Beijing Dentons Law Offices, LLP (Guangzhou), attended the AGM and issued legal opinions stating that the convening, holding and voting procedures of the AGM are in compliance with the PRC Company Law, the Regulation of the Shareholders’ General Meetings of a Listed Company and other relevant laws, regulations and normative documents, and the articles of association of the Company, and that the eligibility of the persons who attended or were present at the AGM and the convener are lawful and valid, and that the voting results of the AGM and the resolutions passed at the AGM are lawful and valid.

Note: Scope of work of KPMG

The poll results were subject to scrutiny by KPMG, Certified Public Accountants, whose work was limited to certain procedures requested by the Company to agree the poll results summary prepared by the Company to poll forms collected and provided by the Company to KPMG. The work performed by KPMG in this respect did not constitute an assurance engagement made in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

By order of the Board China Southern Airlines Company Limited Xie Bing Company Secretary

Guangzhou, the People’s Republic of China

30 June 2022

As at the date of this announcement, the Directors include Ma Xu Lun and Han Wen Sheng as executive Directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Yan Andrew Y as independent non-executive Directors.